EXHIBIT 99.54

HIGH TIDE INC. PROXY FOR USE AT THE ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS JULY, 30 2020

This proxy is solicited on behalf of the management of HIGH TIDE INC. (the “Company”). The undersigned, being a shareholder of the Company hereby appoints, HARKIRAT (RAJ) GROVER, President, Chief Executive Officer and Director of the Company, or failing him, RAHIM KANJI, Chief Financial Officer, or instead of either of them, _____________________________________________________, as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the annual general and special meeting of the shareholders of the Company to be held in the offices of High Tide Inc., Unit 112, 11127-15 Street N. E. Calgary, Alberta ON July 30, 2020 at 10:00 am (Calgary Time) (the “Meeting”), and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Company recorded in the name of the undersigned as specified herein.

1.	FOR WITHHOLD	☐ ☐	The appointment of MNP LLP as auditor of the Company for the ensuing year and to authorize the board of directors of the Company to fix the auditor’s remuneration.

2.	FOR WITHHOLD	☐ ☐	To pass, with or without variation, an ordinary resolution fixing the number of directors of the Company at five (5).

3.	FOR WITHHOLD	☐ ☐	The election of Harkirat (Raj) Grover as a director of the Company.

4.	FOR WITHHOLD	☐ ☐	The election of Nitin Kaushal as a director of the Company.

5.	FOR WITHHOLD	☐ ☐	The election of Arthur Kwan as a director of the Company.

6.	FOR WITHHOLD	☐ ☐	The election of Nader Ben Aissa as a director of the Company.

7.	FOR WITHHOLD	☐ ☐	The election of Binyomin Posen as a director of the Company.

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person. To be valid, this proxy must be received by the Company’s transfer agent, Capital Transfer Agency ULC, 390 Bay Street, Suite 920, Toronto, Ontario, M5H 2Y2, Fax Number: 416.350.5008, not later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

This proxy revokes and supersedes all proxies of earlier date.

DATED this              day of                           , 2020.

Online Voting Instructions:	Signature of Shareholder

Name of Shareholder (Please Print)

Number of Shares Held

NOTES AND INSTRUCTIONS

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

1.          The shares represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority on the above-named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting.

2.          Each shareholder has the right to appoint a person other than the management designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Company.

3.          Each shareholder must sign this proxy. Please date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.

4.          If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Company.

5.          If the shareholder appoints any of the persons designated above, including persons other than the management designees, as proxy to attend and act at the Meeting:

(a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;

(b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly; and

(c) IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS.